1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

VICTORIA M. SZYBILLO victoria.szybillo@dechert.com +1 (202) 261-3463 Direct +1 (202) 261-3163 Fax

January 2, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Asia-Pacific Income Fund, Inc.
(File No. 811-04611)

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, enclosed for filing via the EDGAR system is a preliminary proxy statement and form of proxy for the Annual Meeting of Stockholders (the “Meeting”) of Aberdeen Asia-Pacific Income Fund, Inc. (the “Fund”) to be held on March 6, 2009.

The Meeting is being held for the following purposes:

(1) To elect three Directors to serve as Class III Directors for three-year terms and until their successors are duly elected and qualify;

(2) (A) To ratify the Investment Management Agreement between the Fund and Aberdeen Asset Management Asia Limited and the fees paid thereunder with effect from April 22, 2008, and (B) to ratify the Investment Advisory Agreement among the Fund, Aberdeen Asset Management Asia Limited and Aberdeen Asset Management Limited;

(3) To approve a new sub-advisory agreement among the Fund, Aberdeen Asset Management Asia Limited and Aberdeen Asset Management Investment Services Limited; and

(4) To transact any other business that may properly come before the Meeting or any adjournments or postponements thereof.

No fee is required in connection with this filing. Should you have any questions, please contact Victoria M. Szybillo at 202.261.3463.

Very truly yours,

/s/ Victoria M. Szybillo
Victoria M. Szybillo

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